SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13D-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Cogo Group, Inc.

(Name of Issuer)

Ordinary Shares, $.01 par value

 (Title of Class of Securities)

G22538 10 5

(CUSIP Number)

December 6, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☒	Rule 13d-1 (c)
☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G22538 10 5	13G	Page 2 of 6 Pages

	NAMES OF REPORTING PERSON
1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Chelsun Limited
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2		(a) ☐
		(b) ☐

	SEC USE ONLY
3

	CITIZENSHIP OR PLACE OF ORGANIZATION
4
	Hong Kong
	SOLE VOTING POWER
	5
	4,797,405
NUMBER OF	SHARED VOTING POWER
SHARES	6
BENEFICIALLY	0
OWNED BY	SOLE DISPOSITIVE POWER
EACH REPORTING	7
PERSON WITH	4,797,405
	SHARED DISPOSITIVE POWER
	8

	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
	4,797,405
	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10		☐

	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
	14.2% (1)
	TYPE OF REPORTING PERSON
12
	CO

(1) Based on 33,848,068 shares outstanding as of September 30, 2012, as set forth in the Company’s Current Report on 6-K filed with the Securities and Exchange Commission on December 28, 2012.

CUSIP No. G22538 10 5	13G	Page 3 of 6 Pages

	NAMES OF REPORTING PERSON
1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Wei Shen (1)
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2		(a) ☐
		(b) ☐

	SEC USE ONLY
3

	CITIZENSHIP OR PLACE OF ORGANIZATION
4
	People’s Republic of China
	SOLE VOTING POWER
	5
	4,797,405
NUMBER OF	SHARED VOTING POWER
SHARES	6
BENEFICIALLY	0
OWNED BY	SOLE DISPOSITIVE POWER
EACH REPORTING	7
PERSON WITH	4,797,405
	SHARED DISPOSITIVE POWER
	8

	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
	4,797,405
	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10		☐

	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
	14.2%(2)
	TYPE OF REPORTING PERSON
12
	IN

(1) Ms. Shen is the sole shareholder of Chelsun Limited and the sole beneficial owner of the shares of the Company held by Chelsun Limited.

(2) Based on 33,848,068 shares outstanding as of September 30, 2012, as set forth in the Company’s Current Report on 6-K filed with the Securities and Exchange Commission on December 28, 2012.

CUSIP No. G22538 10 5	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer: Cogo Group, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: Room 1001, Tower C, Skyworth Building High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China

Item 2(a).	Name of Person Filing: Chelsun Limited and Wei Shen

Item 2(b).	Address of Principal Business Office or if none, Residence: Room 1318-20 Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon, Hong Kong

Item 2(c).	Citizenship: Chelsun Limited is a Hong Kong company. Wei Shen is a citizen of the PRC.

Item 2(d).	Title of Class of Securities: Ordinary Shares, $.01 par value

Item 2(e).	CUSIP Number: G22538 10 5

Item 3.	Not Applicable

Item 4.	Ownership:

For all reporting persons:

(a)	Amount Beneficially Owned: 4,797,405 ordinary shares

(b)	Percent of Class: 14.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 4,797,405 ordinary shares

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 4,797,405 ordinary shares

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

CUSIP No. G22538 10 5	13G	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G22538 10 5	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 2013

CHELSUN LIMITED

By:	/s/ Wei Shen
Wei Shen, Director

By:	/s/ Wei Shen
Wei Shen